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                                                                  Exhibit (a)(9)

[LOGO OF PARKER]

For Release: DRAFT/LPC: July 18, 2000

Contact:     Media -
             Lorrie Paul Crum, VP - Corp. Communications         216/896-2750

             Financial Analysts -
             Timothy K. Pistell, Treasurer                       216/896-2130

Stock Symbol:  PH - NYSE


Parker Completes Tender Offer for Wynn's International

Cleveland, OH and Orange County, CA, USA: July 21, 2000 - Parker Hannifin Corporation (NYSE:PH) and Wynn's International, Inc. (NYSE: WN) today announced the successful completion of Parker's cash tender offer for Wynn's, announced June 13, 2000.

In the offer, which commenced on June 22 and expired at midnight (New York time) on July 20, 2000, a total of 18,262,997 shares of Wynn's common stock, including 585,582 shares tendered pursuant to guaranteed delivery procedures, were validly tendered and not withdrawn. This represents approximately 97.61 percent of all outstanding Wynn's stock. All shares tendered and not withdrawn in the offer, including those subject to guaranteed delivery, were accepted for payment. Parker will acquire remaining outstanding shares for $23 per share in a merger, which the company expects to complete promptly.

Wynn's International, Inc., founded in 1939, is a worldwide leader in sealing products and technology, serving more than 1,000 customers with quality components and engineered compounds. Its core businesses include Wynn's-Precision, Wynn Oil and recently acquired Goshen Rubber. Annualized first-quarter 2000 sales are $573 million.

With annual sales of $6 billion, Parker Hannifin Corporation is the world's leading diversified manufacturer of motion and control technologies and systems, providing precision-engineered solutions for a wide variety of commercial, mobile, industrial and aerospace markets. The company employs more than 40,000 people in 40 countries around the world. For more information, visit the company's web site at www.parker.com, or its investor information site at www.phstock.com.
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